Mail Stop 3561

September 19, 2006

Ronald Elliott, Chief Executive Officer
Excelligence Learning Corporation
2 Lower Ragsdale Drive
Monterey, California 93940

>   **Re: Excelligence Learning Corporation**
>   **Schedule 13E-3**
>   **Filed August 21, 2006**
>   **File No. 5-61537**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 18, 2006**
>   **File No. 0-32613**

Dear Mr. Elliott:

We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please tell us what consideration was given to whether Robert MacDonald, the Simon Fund, and the members of the 13D group disclosed on page 81 are affiliates engaged in the transaction for purposes of 13e-3 and should be named as filing persons on the schedule 13E-3. In this regard, we note that Mr. MacDonald, the managing member of the Simon Fund and president of

William E. Simon & Sons Private Equity, negotiated the current $13.00 consideration as a member of your board. We note further that Mr. MacDonald also joined the special committee that approved the transaction and rejected all other strategic alternatives after Thoma Cressey conditioned its offer on the Simon Fund agreeing to vote its share in favor of the transaction. For guidance, please refer to Section ii.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

2. General Instruction C to the Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to ensure that you have provided all of the disclosure required by Items 3, 5, 6, 10 and 11 with respect to the persons specified in General Instruction C.

Introduction, page 1

3. We note the disclaimer that indicates each filing person takes responsibility only for the accuracy of its respective information. Please revise this language to make clear that the filing persons may still be found liable for all of the disclosures contained in the Schedule 13E-3 to the extent imposed by law, because the persons filing the Schedule 13E-3 may be deemed liable for all of the disclosures contained in the schedule.

Item 16. Exhibits, page 10

4. We note that in the fourth paragraph of your Introduction section on page 1 you state that you have entered into a guaranty agreement with Thoma Cressey Fund VIII, L.P. Although it is included within this document as Annex B, it appears that you have not listed this agreement as an exhibit to your document. Please include this agreement as an exhibit, or please tell us why it is inappropriate to do so. See Item 1016 of Regulation M-A.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders

5. In the third paragraph of the letter, you state that Thoma Cressey "may" be considered your affiliate and that Ronald Elliott "may" be considered an affiliate of ELC Holdings Corporation because Mr. Elliott will contribute his shares of your common stock to ELC Holdings prior to the merger pursuant to the voting and rollover agreement with ELC Holdings. Please revise this paragraph to state affirmatively who is considered an affiliate based upon Rule 13e-3(a)(1) under the Exchange Act.

Summary Term Sheet, page 1

6. It appears your Summary Term Sheet section is duplicative of some
information found in the Questions and Answers About the Special Meeting
and the Merger section. Please revise those two sections to ensure clarity and
conciseness of disclosure. In this regard, we suggest you limit the Questions
and Answers About the Special Meeting and the Merger section to procedural
matters relating to the meeting. Further, the Summary Term Sheet should be
limited to only the most material terms of the proposed transaction. See Item
1001 of Regulation M-A.

7. Where appropriate please provide the aggregate percent of shares that will be
voted in favor of the transaction pursuant to voting agreements.

Solicitation of Proposals from Other Parties (page 63), page 3

8. On the top of page 4, you state that your board may terminate the merger
agreement if it desires to accept an unsolicited, superior proposal as defined in
the merger agreement. In this sub-section, please discuss briefly what would
qualify as a superior proposal as defined in the merger agreement. Also,
please clarify whether the board may terminate the merger agreement even
after a shareholder vote to approve the merger.

Interests of Certain Persons in the Merger (page 42), page 5

9. You state that your directors and executive officers may have interests in the
merger that are different from other shareholders. Please briefly describe and
quantify in this section the interests of your directors and officers in this
transaction and name all the present affiliates who will hold an ongoing equity
interest and senior management positions in the private entity. Also, please
clarify whether the interested individuals participated in your board's
deliberations regarding the transaction.

Questions and Answers About the Special Meeting and the Merger, page 8

Why is the Excelligence board recommending the merger?, page 9

10. The discussion related to the board's recommendation of the merger implicitly
pertains to the perceived benefits of the merger. Please balance this disclosure
in this sub-section with a succinct summary of the probable risks related to the
merger.

11. We note that the board unanimously determined that adoption of the merger
agreement is advisable and the merger is "fair to and in the best interests of

our stockholders." Please revise your fairness determination and your disclosure throughout the filing to indicate whether the board believes the going-private transaction is fair to unaffiliated stockholders, as required pursuant to Item 1014(a) of Regulation M-A.

The Special Meeting, page 13

Solicitation of Proxies, page 15

12. You state that you may solicit proxies by "other electronic means." Please confirm for us, on a supplemental basis, whether you mean proxies will be solicited via the Internet. If so, please describe the means by which you may solicit proxies electronically. See Item 4(a)(3) of Schedule 14A. Also, please provide us a user ID and password necessary to access any Internet websites to be used for voting, or provide the printed pages depicting the information on the site.

Special Factors, page 16

13. Please move this section so that it is closer to the front of the document. See Rule 13e-3(e)(1)(ii) specifying that the information required by Items 7, 8, and 9 of Schedule 13E-3 be prominently disclosed in a Special Factors section in the front of the disclosure document. For example, it appears that you can locate the Special Factors section before your Special Note Regarding Forward-Looking Statements and your The Special Meeting sections.

Background of the Merger, page 21

14. Please more clearly identify who initiated and participated in the going-private process and describe the context and nature of each material action. In this regard, please disclose when in late October the initial contact with Dean DeBiase and "a representative of Thoma Cressey" occurred and describe the discussions that took place.

15. Also, please revise to more clearly identify each person in attendance at each meaning. Where you state that "members of senior management," "representatives of Thoma Cressey," or "some of our executives" performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

16. In the last paragraph on the bottom of page 16, you state that your board and management were actively investigating "various measures" to maximize your stockholder values, such as a sale or business combination, or could cause the public markets to more properly value you, such as a leveraged

recapitalization or other strategic transaction. Also, you state that during the months leading up to your November 8, 2005 meeting, certain members of your board and management "began informally discussing our strategic options with representatives of various investment banks and engaging in general discussions with entities that had contacted them regarding, or that they believed might have an interest in engaging in, some form of strategic transaction with us." Therefore, it appears you considered alternative means to accomplish the stated purposes of your going-private transaction. As appropriate, please expand your disclosure to address all alternatives considered and discuss why each alternative was or was not pursued. For any strategic alternatives pursued, please discuss the benefits and risks associated with the alternative, and indicate why the alternatives were deemed inferior to the going-private transaction. See Item 1013(b) of Regulation M-A. Your revised disclosure must include the alternatives considered by all filing persons.

17. We remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, please supplementally confirm that you have described in detail all oral and written presentations made to the board by Piper Jaffray. In this regard, we note that you have filed multiple presentations by Piper Jaffray but it appears that you have only described one such presentation in the filing. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the board such as board books, slides, etc.

18. It appears that negotiations with "Company A" went beyond the preliminary inquiry. Therefore, please identify by name that particular entity.

19. On page 19, please disclose all discussions leading up to Thoma Cressey's offer condition that Mr. Elliot and the Simon Fund agree to vote the shares beneficially owned by them in favor of the transaction. Please disclose the names of all persons present in these discussions.

20. Please discuss the negotiations, if any, regarding the treatment of outstanding options.

Reasons for the Merger and Recommendation of the Special Committee…, page 27

21. If a filing person relied on the Item 1014(b) analysis of another, that filing person must expressly adopt the conclusion and analyses of the party that

performed the analysis in order to fulfill its disclosure obligation. If filing persons intend to adopt the analysis of your financial advisor, please specifically disclose this but note that a filing person cannot insulate itself from liability by relying upon another's analysis, which, by its terms, does not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 21 of Exchange Act Release No. 17719.

22. The factors considered in determining fairness must be explained in enough detail for stockholders to understand them. Therefore, please revise your disclosure to avoid conclusory statements or listing of generalized areas of consideration, such as "the financial presentation of Piper Jaffray…that…the per share merger consideration to be received by the holders of our common stock was fair…" and "our board of director's belief that the merger was more favorable to our stockholders than any other alternative…." See Instruction 3 to Item 1014 of Regulation M-A. Further, please quantify the factors to the extent practicable. As an example only, please quantify the second bullet at the top of page 29.

23. Please expand the discussion to <u>specifically</u> address the special committee's fairness determination in the absence of the procedural safeguards listed in Item 1014 of Regulation M-A. For example, please discuss what consideration the committee gave to the fact that the transaction does not require the approval of at least a majority of the unaffiliated shareholders. See Items 1014(c), (d), and (e) of Regulation M-A.

24. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Please revise the discussion of the special committee's fairness determination to address all of these factors or to explain why the special committee did not consider any particular valuation technique. To the extent the committee is relying on the analysis of its financial advisor to satisfy any of its Item 1014 obligations, the committee must specifically adopt such analysis. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Opinion of Piper Jaffray & Co., page 31

25. Please revise this section to provide a clearer and more concise discussion of the analyses Piper Jaffray & Co. performed. For each analysis, please expand your disclosure to provide a more full discussion of the statistical findings, including how Piper Jaffray determined the multiples in each analysis, the assumptions made under each method, and the basis for choosing the

companies and transactions that are a part of the comparison, as applicable. Also, please present the range of implied equity value and implied price per share under each method, as applicable. Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. Generally, please provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining. See Item 1015(b)(6) of Regulation M-A.

26. You state that the summary of the Piper Jaffray opinion is qualified in its entirety by reference to the full text of such opinion. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

27. In the first paragraph of this section, you state that Piper Jaffray & Co.'s opinion was "based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below…." Please disclose, in a bulleted format, the specific assumptions, factors, and limitations Piper Jaffray made in performing its analyses of the fairness of the consideration.

28. In the second, third, and fourth bullet points on the top of page 32, it appears that Piper Jaffray & Co. was provided certain non-public business, financial, and other information from your internal records, estimates by your management of certain non-recurring expenses relating to your internal investigation and restatement, and certain of your internal financial projections. Please confirm that all material, non-public information that formed the basis for the fairness analysis and all material assumptions underlying the information have been disclosed in this filing. Otherwise, please provide the material information and assumptions in your revised proxy statement.

Comparable Company Analysis, page 33

29. Please expand your discussion regarding the bases on which the specific selected companies were chosen for comparison by Piper Jaffray & Co. and tell us whether any companies meeting this criteria were excluded from the analysis.

Comparable Transaction Analysis, page 33

30. Please identify the transactions that were selected for the purpose of this analysis. Additionally, please tell us whether any precedent transactions

meeting the criteria were excluded from your analysis. Also, please disclose the total dollar value, the merger price per share, and the premium paid to shareholders for each transaction considered.

Premiums Paid Analysis, page 34

31. Please confirm whether the transactions reviewed in the premiums paid analysis included in the transactions reviewed in the comparable transactions analysis. If so, please state specifically that the transactions were the same. Otherwise, please revise to identify the transactions reviewed in this analysis.

Discounted Cash Flow Analysis, page 35

32. Please tell us the basis for the selection of the 16.0% to 18.0% discount rate and 7.0x to 8.0x terminal value multiple ranges and explain why the financial advisors believe that these ranges are the most appropriate indicators.

Purposes and Plans for Excelligence After the Merger, page 39

33. In this section, you state that your only purpose for the transaction is to provide your stockholders with value on their investments. However, on page 16 you state other reasons for the merger, including the fact that the markets are undervaluing your company, the significant costs of being a public company, and your success was being obscured by your internal investigation. Please revise or advise.

Certain Effects of the Transaction, page 40

34. Please revise this section to more fully present a reasonably detailed discussion of both the benefits and detriments of the transaction to you, your affiliated shareholders, and your unaffiliated shareholders. See Instruction 2 to Item 1013 of Regulation M-A. Please consider expanding your discussion to address the following:

- the rights and protections that the federal securities laws give to shareholders of public companies;

- the substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies;

- the various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading; and

- the reporting obligations for officers, directors, and beneficial owners.

Source of Funds, page 42

35. Please state the specific sources and total amount of funds or other consideration to be used in the transaction. See Item 1007(a) of Regulation M-A.

36. You state that you may finance the transactions contemplated by this merger by debt financing. In this regard, you state that Thoma Cressey has commitments for approximately $88,000,000 in debt financing. As it appears that all or part of the funds required could be borrowed, please provide a summary of each commitment, loan agreement, or other arrangement. This summary should contain the identity of the parties, the term, the collateral, the stated and effective interest rates, and any other material terms or conditions of the commitments. See Item 1007(d) of Regulation M-A.

Interests of Officers and Directors in the Transaction, page 42

37. You state that the common shares held by your directors and executive officers represent approximately 16.1% of the voting power of the outstanding shares entitled to vote. However, your table on page 81 states that Ronald Elliott owns 16.7% of your outstanding common shares and that Robert MacDonald, through the Simon Fund, beneficially owns 16.3% of your common shares. Please revise or advise.

38. You state that the existing employment agreements described "potentially" provide the mentioned officers with "certain payments upon a 'change of control' event such as the merger." Please quantify these payments and state specifically whether the "change of control" provisions will be triggered and these officers will in fact receive such payments upon the consummation of this transaction. Also, to the extent known, please name the current executive officers that will remain executive officers of the surviving entity.

Interest of the Simon Fund, page 47

39. We note that you do not believe that the Simon Fund's interests are different from your other stockholders because you claim that the Simon Fund will receive the same merger consideration as your other stockholders. However, based upon your disclosure on page 19, the Simon Fund is an affiliate of your

chairman, Robert MacDonald. Therefore, in this subsection please discuss
Mr. MacDonald's control of the Simon Fund and his interest in the merger.
See Instruction 3 to Item 1013 of Regulation M-A.

Regulatory Matters, page 51

40. You state that you filed with the Federal Trade Commission and the
Department of Justice's Antitrust Division a Notification and Report Form for
Certain Mergers and Acquisitions in connection with this merger. Also, you
stated that the Federal Trade Commission granted you and ELC Holdings
Corporation early termination under the waiting period on August 14, 2006.
Please disclose whether the termination of the waiting period means that you
have satisfied the regulatory requirements of the Federal Trade Commission.
If not, please revise to discuss the requirements you must satisfy.

41. Also, based upon your disclosure, it appears that only the Federal Trade
Commission has acted upon your filing, and the Department of Justice's
Antitrust Division has not made a determination. Again, please clarify
whether you have satisfied the regulatory requirements of the Department of
Justice's Antitrust Division. If not, please revise to discuss the requirements
you must satisfy.

Material U.S. Federal Income Tax Consequences, page 52

42. Please explain the meaning of "backup withholding."

The Merger Agreement and the Merger (Proposal 1), page 54

43. We note that in the second paragraph on page 54 you state that "the
representations and warranties should not be relied upon as statements of
factual information." Please revise to remove any potential implication that
the merger agreement and summary do not constitute public disclosure under
the federal securities laws.

Conditions to the Merger, page 62

44. In this section, and in your Conditions to the Merger (page 62) sub-section on
page 3, please identify which conditions to the completion of the merger may
be waived and which of those waivable conditions you may consider waiving.

45. Please discuss whether there is any material uncertainty as to any of the
conditions to the completion of the merger.

46. Please disclose your intentions concerning re-solicitation if material conditions of the merger agreement are waived. If you do not intend to re-solicit proxies in the event of waiver of material conditions, please disclose the associated risks.

Security Ownership of Certain Beneficial Owners and Management, page 81

47. Please revise your table to identify the beneficial owners that have voting or investment control over the shares being offered by WESKIDS III, L.L.C., IPP99 Private Equity, L.L.C., and Gruber and McBaine Capital Management, L.L.C. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

Documents Incorporated by Reference, page 60

48. You state that information that you file later with us, prior to the closing of the merger, will automatically update and supersede the previously filed information and be incorporated by reference into this proxy statement. Further, we note your statement that you are incorporating by reference Exchange Act reports you will file after the date of the initial filing of this proxy statement and before the special meeting. It is unclear whether you are eligible to forward incorporate. Please advise. Further, Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed in the stated period.

49. Please revise the date on which you filed your Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. Also, it appears that you filed your Current Report on Form 8-K on July 25, 2006 as opposed to July 26, 2006. Please revise or advise. Further, we note that you are incorporating by reference a Current Report on Form 8-K that you claim was filed on January 1, 2006. However, it appears you did not file a Form 8-K on that date. Please revise or advise.

*　　*　　*　　*　　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Ade Heyliger, Special Counsel, at (202) 551-3636, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bradley A. Helms, Esq.
        Latham & Watkins LLP
        Via Fax: (213) 891-8763